UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                      Microwave Transmission Systems, Inc.
                      -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                          ---------------------------
                          (Title of Class of Securities)

                                    59518R101
                                ----------------
                                 (CUSIP Number)


                                December 31, 2000
                 ----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( )Rule 13d-1(b)
( )Rule 13d-1)c)
(X)Rule 12d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                  1. Names of Reporting Persons.
                     I.R.S. Identification Nos.of above persons(entities only).
                     P. David Spurlin

                  2. Check the Appropriate Box if a Member of a Group
                      (See Instructions)

                          (a)
                          (b)  X

                  3. SEC Use Only

                  4. Citizenship or Place of Organization   USA

Number of         5. Sole Voting Power    5,750,000
Shares Bene-
Ficially by       6. Shared Voting Power
Owned by Each
Reporting         7. Sole Dispositive Power    5.750,000
Person With:      8. Shared Dispositive Power

                  9. Aggregate Amount Beneficially Owned by Each
                     Reporting Person    5,750,000

                  10.Check if the Aggregate Amount in Row (11)
                     Excludes Certain Shares (See Instructions)

                  11.Percent of Class Represented by Amount in Row (11)  92.00

                  12.Type of Reporting Person (See Instructions)

                     P. David Spurlin         IN

Item 1.

(a)     Name of Issuer      Microwave Transmission Systems, Inc.
(b)     Address of Issuer's Principal Executive Offices
        541 Sterling Drive, Richardson, TX  75081

Item 2.
(a)     Name of Person Filing    P. David Spurlin
(b) Address of Principal Business Office or, if none, Residence 541 Sterling Drive, Richardson, TX 75081
(c)     Citizenship    USA
(d)     Title of Class of Securities     Common Stock
(e)     CUSIP Number 59518101

Item 3. If this statement is filed pursuant to 240.13d01(b) or 240.13d-2(b) or
(c), check whether the person filing is a : Not Applicable

Item 4. Ownership.

        Provide the following information regarding the aggregate number of percentage of the class of securities of the issuer identified in Item a.

(a)     Amount beneficially owned:  5,750,000.00
                                     ------------
(b)     Percent of Class:  92
                          ----
(c)     Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote 5,750,000.00.
                                                     -------------
        (ii)  Shared power to vote or to direct the vote ___________.
        (iii) Sole power to dispose or to direct the disposition of
                5,750,000.00.
                -------------
        (iv)  Shared power to dispose or to direct the disposition of _________.

Item 5. Ownership of Five Percent or Less of a Class Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person
            Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
        Not Applicable
Item 8.  Identification and Classification of Members of the Group
        Not Applicable
Item 9. Notice of Dissolution of Group     Not Applicable
Item 10.Certification     Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 22, 2001
                                    -----------------
                                    Date


                                    /s/ P. David Spurlin
                                    --------------------
                                    Signature

                                    P. David Spurlin
                                    ----------------
                                    Name/Title